

**HARTFORD FIRE INSURANCE CO.**

| | | |
|---|---|---|
| **Date: 3/17/2026** | **Agency Code:** | 72258053 |
| | | ECC INSURANCE BROKERS INC |
| | | 8337 W SUNSET STE 150 |
| | | LAS VEGAS, NV 89113 |

## <u>Agent's Advice of Premium for Fidelity</u>

**Insured:**            PROCURE HOLDINGS, LLC

**Bond #:**            72 FI 0336040-26

**Bond Term:**            04/01/2026 - 04/01/2027

**Type of Bond:**            FINANCIAL INSTITUTIONS FIDELITY

**Billing Term:**            ANNUAL

**Billing Type:**            HFP BILL

**Transaction Type:**            RENEWAL

| Premium: |
|---|
| $2,712 |

**Comments**:

PLEASE NOTE THAT THIS IS AN AGENT'S ADVICE OF PREMIUM ONLY. AN ORIGINAL INVOICE WILL BE SENT DIRECTLY TO YOUR ACCOUNTING DEPARTMENT.

# FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

HARTFORD FIRE INSURANCE CO.
Hartford Plaza , Hartford, CT 06115
**(herein referred to as the Underwriter)**

## Bond No. 72 FI 0336040-26

### DECLARATIONS

**Item 1.**  Name of Insured (herein called Insured):  PROCURE HOLDINGS, LLC

Principal Address:  16 FIREBRUSH ROAD
LEVITTOWN, PA 19056

**Item 2.**  Bond Period:  From 12:01 a.m. on 04/01/2026 To 12:01 a.m. on 04/01/2027
STANDARD TIME AT THE PRINCIPAL ADDRESS OF THE INSURED

**Item 3.**  The Aggregate Liability of the Underwriter during the Bond Period shall be $1,000,000

**Item 4.**  Subject to Sections 4 and 12 hereof the Single Loss Limit of Liability FOR Insuring Agreements (A)-FIDELITY (B)-ON PREMISES and (C)-IN TRANSIT is $1,000,000 and the Single Loss Deductible is $25,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

| Amount applicable to: | Single Loss Limit of Liability | Single Loss Deductible |
|---|---|---|
| Insuring Agreement (D) — FORGERY OR ALTERATION | $1,000,000 | $25,000 |
| Insuring Agreement (E) — SECURITIES | $1,000,000 | $25,000 |
| Insuring Agreement (F) — COUNTERFEIT CURRENCY | $1,000,000 | $25,000 |
| Optional Insuring Agreements and Coverages: | | |
| COMPUTER SYSTEMS FRAUD | $1,000,000 | $25,000 |
| TELEFACSIMILE INITIATED TRANSFER FRAUD | $1,000,000 | $25,000 |
| DESTRUCTION OF DATA OR PROGRAMS BY HACKER | $250,000 | $25,000 |
| DESTRUCTION OF DATA OR PROGRAMS BY VIRUS | $250,000 | $25,000 |
| VOICE INITIATED TRANSFER FRAUD | $1,000,000 | $25,000 |

If "Not Covered" is inserted above opposite any specified insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

**Item 5.**  The liability of the Underwriter is subject to the terms of the following riders attached hereto: SEE FORM GU207 (SCHEDULE OF RIDERS)

**Item 6.**

The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 72 FI 0336040-25 such termination or cancellation to be effective as of the time this bond becomes effective.

**Item 7.**     Premium:
[X] Annual: $2,712

03/17/2026

_____     **Date**
**Authorized Representative**

# ENDORSEMENT

This endorsement, effective on 04/01/2026 at 12:01 A.M standard time, forms a part of

Policy No.     72 FI 0336040-26 of the HARTFORD FIRE INSURANCE CO.

Issued to     PROCURE HOLDINGS, LLC

A. Morris Tooker, President

## SCHEDULE OF RIDERS

| | | |
|---|---|---|
| FB00H04701 | 2/15 | BOND BILLING STATEMENT |
| FI00H16600 | 6/07 | FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS DECLARATIONS PAGE |
| FI00H16900 | 6/07 | FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS |
| RN00U00100 | 5/93 | IN WITNESS PAGE |
| FI00H12600 | 6/07 | ADDING OR DEDUCTING INSUREDS RIDER |
| FI00H11900 | 6/07 | AUDIT EXPENSE COVERAGE |
| FI00H27500 | 8/10 | BROKER-DEALER EXCLUSION |
| FI00H17900 | 6/07 | CLAIM EXPENSE |
| FI00H22800 | 6/07 | COMPUTER SYSTEMS FRAUD INSURING AGREEMENT |
| FI00H29700 | 9/21 | DECEPTION FRAUD (SOCIAL ENGINEERING) INSURING AGREEMENT - $250,000 SUB-LIMIT |
| FI00H20700 | 6/07 | DELETE DATA PROCESSING COVERAGE |
| FI00H11702 | 2/13 | DESTRUCTION OF DATA OR PROGRAMS BY HACKER |
| FI00H11802 | 2/13 | DESTRUCTION OF DATA OR PROGRAMS BY VIRUS |
| FI00H18100 | 6/07 | ERISA RIDER |
| FI00H28300 | 10/14 | INCLUDE COVERAGE FOR VIRTUAL CURRENCY - SUBLIMITED |
| FI00H25200 | 6/08 | MAILING ADDRESS FOR NOTICE RIDER |
| FI00H25300 | 7/08 | PARTNER EXCLUSION |
| FI00H22601 | 9/21 | TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT |

# ENDORSEMENT

This endorsement, effective on 04/01/2026 at 12:01 A.M standard time, forms a part of

Policy No.     72 FI 0336040-26 of the HARTFORD FIRE INSURANCE CO.

Issued to      PROCURE HOLDINGS, LLC

A. Morris Tooker, President

### SCHEDULE OF RIDERS

| | | |
|---|---|---|
| FI00H22701 | 9/21 | VOICE INITIATED TRANSFER FRAUD INSURING AGREEMENT |
| HG00H12900 | 10/16 | U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") |
| HR00H09300 | 2/07 | PRODUCER COMPENSATION NOTICE |

## FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

**INSURING AGREEMENTS**

### FIDELITY

(A)  Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)  to cause the Insured to sustain such loss; and

(b)  to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

### ON PREMISES

(B)  (1) Loss of Property resulting directly from

(a)  robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)  theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured

while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

(a)  furnishings fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office or attempt thereat, or by vandalism or malicious mischief, or

(b)  such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

(i)  the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)  the loss is not caused by fire.

### IN TRANSIT

(C)  Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)  a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)  a Transportation Company and being transported in an armored motor vehicle, or

(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

    (i) records, whether recorded in writing or electronically, and

    (ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

    (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

## FORGERY OR ALTERATION

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original

    (1) Negotiable Instrument (except an Evidence of Debt),

    (2) Certificate of Deposit,

    (3) Letter of Credit,

    (4) Withdrawal Order,

    (5) receipt for the withdrawal of Property, or

    (6) instruction or advice purportedly signed by a customer of the Insured or by a banking institution

which (a) bears a handwritten signature of any maker, drawer or endorser which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured's having relied on the Items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

## SECURITIES

(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others

    (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

        (a) Certificated Security,

        (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

        (c) Evidence of Debt,

        (d) Instruction to a Federal Reserve Bank of the United States, or

        (e) Statement of Uncertificated Security

which

        (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

        (ii) is altered, or

(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney. Guarantee, or any items listed in (a) through (c) above;

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country.

**GENERAL AGREEMENTS**

NOMINEES

(A) Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES
CONSOLIDATION, MERGER OR PURCHASE
OF ASSETS - NOTICE

(B) If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets of liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a) has occurred or will occur in offices or premises, or

(b) has been caused or will be caused by an employee or employees of such institution, or

(c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL – NOTICE

(C) When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent.
(10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

## REPRESENTATION OF INSURED

(D) The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

## JOINT INSURED

(E) If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

## NOTICE OF LEGAL PROCEEDINGS
## AGAINST INSURED - ELECTION TO DEFEND

(F) The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

## CONDITIONS AND LIMITATIONS

## DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

  (1) represented by an instrument issued in bearer or registered form;

  (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

  (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) 1. Employee means

  (a) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

  (b) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

  (c) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

  (d) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

  (e) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 13. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

  (f) a Partner of the Insured.

2. Employee does NOT mean any agent, broker, commission merchant, consignee, independent contractor or representative of the same general character not specified in (e) 1. above.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), means:

  (1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

    (a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a Written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

(1) signed by the maker or drawer; and

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3) is payable on demand or at a definite time; and

(4) is payable to order or bearer.

(n) Original means:

(1) the first rendering or archetype and does not include photocopies of electronic transmission even if received and printed;

(o) Partner means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured.

(p) Property means Money, Certificated Security, Uncertificated Security, Negotiable Instrument, Certificate of

72 FI 0336040-26          04/01/2026

Deposit, documents of title, Acceptance, Evidence of Debt, security agreements, Withdrawal Orders, certificate of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

(q) Statement of Uncertificated Security means a Written statement of the issuer of an Uncertificated Security containing:

(1) a description of the Issue of which the Uncertificated Security is a part;

(2) the number of shares or units:

(a) transferred to the registered owner;

(b) pledged by the registered owner to the registered pledgee;

(c) released from pledge by the registered pledgee;

(d) registered in the name of the registered owner on the date of the statement; or

(e) subject to pledge on the date of the statement;

(3) the name and address of the registered owner and registered pledgee;

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5) the date:

(a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b) the pledge of the registered pledgee was registered, or

(c) of the statement, if it is a periodic or annual statement.

(r) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(s) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(t) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

(u) Written when capitalized means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rule or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository, institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1) in obtaining credit or funds, or

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

    (l)  loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

    (m) loss through the surrender of Property away from an office of the Insured as a result of a threat

        (1)  to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

        (2)  to do damage to the premises or property of the Insured,

     except when covered under Insuring Agreement (A);

    (n)  loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such accounting unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

    (o)  loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

    (p)  loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

    (q)  loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

    (r)  loss of Property while

        (1)  in the mail, or

        (2)  in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);

    (s)  potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

    (t)  damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

    (u)  all fees, costs and expenses incurred by the Insured

        (1)  in establishing the existence of or amount of loss covered under this bond, or

        (2)  as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

    (v)  indirect or consequential loss of any nature;

    (w) loss involving any Uncertificated Security except an Uncertificated Security or when covered under Insuring Agreement (A);

(x)   loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)   loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured's general partner(s) or limited partner(s) and the Deductible Amount applicable to this bond, and then for the excess only;

(z)   loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

## DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstance which if true, would constitute a loss under this bond.

## LIMIT OF LIABILITY

Section 4.

### Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)   The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)   The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

### Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

### Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or (d) any on casualty or event not specified in (a),(b) or (c) preceding.

NOTICE/PROOF-LEGAL
PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only of such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

## Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

## Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

## ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

(1) submit to examination by the Underwriter and subscribe to the same under oath; and

(2) produce for the Underwriter's examination all pertinent records; and

(3) cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

## ANTI-BUNDLING

Section 8.

If an Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contains a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

## LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 9. With respect to any loss set forth in subsection (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

## OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (p) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

## OWNERSHIP

Section 11. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

## DEDUCTIBLE AMOUNT

Section 12. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond that exceeds or appears to exceed, twenty-five percent (25%) of the Single Loss Deductible Amount, whether or not the Underwriter is liable therefore. Upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

## TERMINATION OR CANCELATION

Section 13. This bond terminates as an entirety upon occurrence of any of the following: - (a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner officer or employee of any Processor - (a) as soon as an Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.



IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

**HARTFORD FIRE INSURANCE CO.**
HOME OFFICE – HARTFORD, CONNECTICUT
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Kevin Barnett, Secretary

A. Morris Tooker, President

RN 00 U001 00 0593
ILBP 83 01 11 88 UP
72 FI 0336040-26                     04/01/2026

**This rider, effective 12:01 am,** 04/01/2026                                     **forms part**
**of bond number**            72 FI 0336040-26

**issued to:**            PROCURE HOLDINGS, LLC

**by:**            HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## ADDING OR DEDUCTING INSUREDS RIDER

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

At the request of the Insured, the Underwriter adds to the list of Insureds under the attached bond the following:

PROCUREAM, LLC
PROCURE EXPERTISE LLC
PROCURE INNOVATION LLC
PROCURE ETF TRUST II; INCLUSIVE OF PROCURE SPACE ETF
PROCURE ETF TRUST I; (NOT YET LAUNCHED)
PROCURE ACTIVE ETF TRUST (NOT YET LAUNCHED)
PROCURE DISASTER RELIEF RECOVERY STRATEGY ETF

At the request of the Insured, the Underwriter deletes from the list of Insureds under the attached bond the following:


All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026                                          **forms part**
**of bond number**              72 FI 0336040-26

**issued to:**                  PROCURE HOLDINGS, LLC

**by:**                         HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## AUDIT EXPENSE COVERAGE

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1.  INSURING AGREEMENT (A), FIDELITY is amended by adding the following paragraph:

    Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated under Item 2. of this Rider for Audit Expense Coverage; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4. of the DECLARATIONS and in excess of the Deductible Amount applicable under Insuring Agreement (A).

2.  The amount of Audit Expense Coverage provided by this Rider shall be Dollars ($25,000).
3.  CONDITIONS AND LIMITATIONS Section 2., EXCLUSION (u)(1) of the Financial Institution Bond For Banks, Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts or Financial Institution Bond For Investment Firms or Exclusion (o) (1) of the Financial Institutions For Insurance Companies Bond does not apply to the additional coverage provided by this Rider.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026                **forms part**
**of bond number**           72 FI 0336040-26

**issued to:**             PROCURE HOLDINGS, LLC

**by:**             HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## BROKER-DEALER EXCLUSION

This rider modifies insurance provided under the following bond form:

**FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS**

1. **CONDITIONS AND LIMITATIONS,** Section 2.*,* EXCLUSIONS, is amended to add the following:

   - loss resulting directly or from or in any way involving the Insured's activities as a Broker, Dealer or Broker, Dealer or Underwriter, as those terms are defined in the Securities Act of 1933 and the Securities Exchange Act of 1934; or

     loss resulting directly or indirectly from or in any way involving the Insured's activities involving or in connection with any non affiliated or affiliated Broker, Dealer or Underwriter, as those terms are defined in the Securities Act of 1933 and the Securities Exchange Act of 1934.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026      **forms part**

**of bond number**      72 FI 0336040-26

**issued to:**      PROCURE HOLDINGS, LLC

**by:**      HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## CLAIM EXPENSE

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1.  The attached bond is amended by adding to Insuring Agreement (A) Fidelity an additional coverage as follows:

CLAIM EXPENSE

Reasonable expense necessarily incurred and paid by the Insured in preparing any valid claim for loss caused by any dishonest or fraudulent act or acts of any of the Insured's Employees, which loss exceeds the Single Loss Deductible applicable to Insuring Agreement (A) Fidelity. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated is limited to the amount stated under Item 2 of this Rider; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under the Claim Expense Coverage provided by this Rider shall be a part of and not in addition to the Aggregate Limit of Liability applicable to Insuring Agreement (A) under Item 3 of the Declarations.

2.  The Single Loss Limit of Liability for the coverage provided by this Rider shall be $25,000 Dollars,

3.  Paragraph (1) of Exclusion (u) of Section 2. of the Conditions and Limitations of the Financial Institution Bond For Banks, Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts Financial Institution Bond For Investment Firms or Paragraph (o)(1) of the Financial Institution Bond For Insurance Companies does not apply to the additional coverage provided by this Rider.

4.  Except as stated above, the coverage provided by this Rider is subject to all of the terms, conditions, agreements and limitations of the bond to which it is attached.

5.  This Rider applies to loss sustained at any time but discovered after 12:01 a.m. on 04/01/2026, standard time, at the Principal Address specified in Item 1 of the Declarations.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026                         **forms part**
**of bond number**         72 FI 0336040-26

**issued to:**             PROCURE HOLDINGS, LLC

**by:**                HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1. The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

    (1) entry of Electronic Data or Computer Program into, or

    (2) change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

    (i) Property to be transferred, paid or delivered,

    (ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

    (iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

    (1) computers with related peripheral components, including storage components wherever located,

(2)  systems and applications software,

(3)  terminal devices, and

(4)  related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved:

(C)  Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A)  loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

(B)  loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal.

(C)  loss resulting directly or indirectly from

(1)  mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)  failure or breakdown of electronic data processing media, or

(3)  error or omission in programming or processing;

(D)  loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who has authorized access to the customer's authentication mechanism;

(E)  loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3.  The exclusion below, found in Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts and Financial Institution Bond For Investment Firms does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026                                                      **forms part**

**of bond number**          72 FI 0336040-26

**issued to:**              PROCURE HOLDINGS, LLC

**by:**                     HARTFORD FIRE INSURANCE CO.

### THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

### DECEPTION FRAUD (SOCIAL ENGINEERING) INSURING AGREEMENT - $250,000 SUB-LIMIT

This rider modifies insurance provided under the following bond form:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

I.   The attached bond is amended by adding the following Insuring Agreement:

**DECEPTION FRAUD**

Loss resulting from the intentional misleading of an Employee to induce the Insured to part with Funds by someone pretending to be an Employee, Vendor or Customer subject to the limit of liability and deductible amount (if applicable) noted below.

Specific Aggregate Limit of Liability: $250,000

Single Loss Deductible: $25,000

Which amounts shall be part of, and not in addition to, the Aggregate Limit of Liability stated in Item 3. of the Declarations, and in no way shall serve to increase the Insurer's Limit of Liability as therein stated.

If, separate from this endorsement, this bond includes a Telefacsimile Transfer Fraud and/ or Voice Initiated Transfer Fraud Insuring Agreement, then loss covered under such Insuring Agreement(s) shall not be covered under this Deception Fraud Insuring Agreement.

II.  Solely as used in this endorsement, Section 1. DEFINITIONS, of the **CONDITIONS AND LIMITATIONS** is amended to include the following defined terms:

- Customer means an entity or individual for whom the Insured provides goods or services pursuant to a written agreement.
- Funds mean Money, Certificated Securities or Uncertificated Securities in an Insured account or Customer account for which the Insured has legal liability.
- Vendor means an entity or individual that sells goods or services to the Insured pursuant to a written agreement or pre-existing legitimate arrangement.

III. Section 5.(b) NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER of the **CONDITIONS AND LIMITATIONS** of this bond is amended to read as follows:

Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars. Moreover, with respect to coverage under the Deception Fraud Insuring Agreement, such proof of loss must include a copy of the instruction that was relied upon to cause the loss.

IV. Section 7.ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION, of the **CONDITIONS AND LIMITATIONS** of this bond is amended to include the following:

With respect to coverage under the Deception Fraud Insuring Agreement, it shall be a condition precedent to coverage that the Insured assert any available claims, offsets or defenses against such Customer, Vendor, any financial institution or any other party to the transaction.

V. The EXCLUSIONS section of the **CONDITIONS AND LIMITATIONS** of this bond is amended to include the following:

- Loss resulting directly or indirectly from the intentional misleading of an Employee to induce the Insured to part with Funds by someone pretending to be an Employee, Vendor or Customer except if it's covered by the following:

    i.   Deception Fraud Insuring Agreement or

    ii.  If, separate from this endorsement, the Telefacsimile Transfer Fraud and/ or Voice Initiated Transfer Fraud Insuring Agreement.

All other terms and conditions remain unchanged.


A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026                                            **forms part**
**of bond number**              72 FI 0336040-26

**issued to:**                  PROCURE HOLDINGS, LLC

**by:**                         HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## DELETE DATA PROCESSING COVERAGE

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1.  The attached bond is amended:

    (a)  by deleting the numbered paragraph beginning

         "each natural person, partnership or corporation authorized by the Insured to perform services as Data
         Processor..."

    from the definition of "Employee" in Section 1;

    (b)  by deleting the following from the second paragraph of Section 13:

         "or any partner, officer or employee of any Processor"

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026           **forms part**
**of bond number**         72 FI 0336040-26

**issued to:**            PROCURE HOLDINGS, LLC

**by:**               HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## DESTRUCTION OF DATA OR PROGRAMS BY HACKER

This rider modifies insurance provided under one of the following bond forms:

**FINANCIAL INSTITUTION BOND FOR INSURANCE COMPANIES**
**FINANCIAL INSTITUTION BOND FOR NON-BANK LENDERS AND REAL ESTATE INVESTMENT TRUSTS**
**FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS**

I.   The attached bond is amended by adding the following INSURING AGREEMENT as follows:
### DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured while this bond is in force, as provided in the "Additional Offices or Employees Consolidation, Merger or Purchase of Assets - Notice" section of the GENERAL AGREEMENTS of this bond;

provided such destruction or damage was caused by an attack that permits unauthorized access or use of the Computer System.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

II.   Solely as respects coverage afforded under the Destruction of Data or Programs By Hacker Insuring Agreement set forth above, CONDITIONS AND LIMITATIONS, DEFINITIONS is amended as follows:

(a) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(b) Computer System means

(1) computers with related peripheral components, including storage components wherever located,

(2) systems and applications software,

(3) terminal devices, and

(4) related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

**(c)** Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

The Single Loss Limit of Liability provided by this rider shall not exceed $250,000. Such liability shall be part of and not in addition to the Aggregate Limit of Liability of $250,000. The Single Loss Deductible applicable to this coverage shall be $25,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026 **forms part**
**of bond number**        72 FI 0336040-26

**issued to:**            PROCURE HOLDINGS, LLC

**by:**                   HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

his rider modifies insurance provided under one of the following bond forms:

**FINANCIAL INSTITUTION BOND FOR INSURANCE COMPANIES**
**FINANCIAL INSTITUTION BOND FOR NON-BANK LENDERS AND REAL ESTATE INVESTMENT TRUSTS**
**FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS**

I.   The attached bond is amended by adding the following INSURING AGREEMENT as follows:
### DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured while this bond is in force, as provided in the "Additional Offices or Employees Consolidation, Merger or Purchase of Assets – Notice" section of the GENERAL AGREEMENTS of this bond;

provided such destruction or damage was caused by a Computer Program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the Computer Program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the costs incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

II.  Solely as respects coverage afforded under the Destruction of Data or Programs By Virus Insuring Agreement set forth above, CONDITIONS AND LIMITATIONS, DEFINITIONS is amended as follows:

 (a) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

 (b) Computer System means

    (1)  computers with related peripheral components, including storage components wherever located,

    (2)  systems and applications software,

    (3)  terminal devices, and

    (4)  related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

**(c)** Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Under the Destruction of Data Or Programs By Virus Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single Loss".

The Single Loss Limit of Liability provided by this rider shall not exceed $250,000. Such liability shall be part of and not in addition to the Aggregate Limit of Liability of $250,000. The Single Loss Deductible applicable to this coverage shall be $25,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026                                **forms part**
**of bond number**             72 FI 0336040-26

**issued to:**              PROCURE HOLDINGS, LLC

**by:**               HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## ERISA RIDER

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026                                                    **forms part**
**of bond number**            72 FI 0336040-26

**issued to:**            PROCURE HOLDINGS, LLC

**by:**            HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## INCLUDE COVERAGE FOR VIRTUAL CURRENCY - SUBLIMITED

This rider modifies insurance provided under the following bond form:

**FINANCIAL INSTITUTION BOND FOR NON-BANK LENDERS AND REAL ESTATE INVESTMENT TRUSTS**
**FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS**
**FINANCIAL INSTITUTION BOND FOR BANKS**
**FINANCIAL INSTITUTION BOND FOR INSURANCE COMPANIES**

**CONDITIONS AND LIMITATIONS** are amended as follows:

I.   DEFINITIONS, Section 1., the definition of Money is amended to include the following:
    Money shall also include Virtual Currency.

II.   DEFINTIONS, Section 1., is amended to include the following:

    Virtual Currency means a virtual or digital representation of value that is not issued by a central bank or a public authority, but may be accepted as a means of payment and can be transferred, stored or traded electronically, whether or not it is recognized as, or exchangeable for, legal tender.

III.   LIMIT OF LIABILITY, Section 4., Single Loss Limit of Liability is amended to include the following:

The foregoing notwithstanding, any coverage for loss of Virtual Currency under this bond is subject to the Single Loss Sublimit set forth in the SCHEDULE below, which Single Loss Sublimit is part of and not in addition to any other Single Loss Limit of Liability applicable under this bond:

    Virtual Currency SCHEDULE

    Single Loss Sublimit $15,000

IV.   VALUATION Section 6. is amended to include the following:

The foregoing notwithstanding, in the event of loss of Virtual Currency covered under this bond, the Underwriter may, at its sole discretion:

    (a)   tender the value of the Virtual Currency in actual currency of the country in which the loss was sustained, or in the United States of America dollar equivalent, by taking the weighted average of the values of Virtual Currency in such actual currency as posted on the three largest relevant Virtual Currency exchanges, based on the volume of Virtual Currency exchanged, as of 12:00 PM EST on the day the loss is discovered; or

    (b)   replace the quantity of Virtual Currency of such loss.

V.   DEDUCTIBLE AMOUNT Section 12., is amended to include the following:

The foregoing notwithstanding, any coverage for loss of Virtual Currency under this bond is subject to the Single Loss Deductible set forth in the SCHEDULE below:

     Virtual Currency SCHEDULE

     Single Loss Deductible $5,000

All other terms and conditions remain unchanged.


A. Morris Tooker, President

This rider, effective **12:01 am,** 04/01/2026                                **forms part** of bond number            72 FI 0336040-26

**issued to:**                    PROCURE HOLDINGS, LLC

**by:**                          HARTFORD FIRE INSURANCE CO.

# THIS RIDER/ENDORSEMENT CHANGES THE BOND/POLICY. PLEASE READ IT CAREFULLY.

## AMEND MAILING ADDRESS FOR NOTICE RIDER/ENDORSEMENT

**I.    Notice of Claim or Wrongful Act**

A.   A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

> The Hartford
> Hartford Financial Lines
> One Hartford Plaza
> Hartford, CT 06115
>
> **HFPClaims@thehartford.com**
> Fax: (917) 464-6000

B.   Where it is stated in the bond/policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

> The Hartford
> Hartford Financial Lines
> One Hartford Plaza
> Hartford, CT 06115
>
> **HFPClaims@thehartford.com**
> Fax: (917) 464-6000

**II.   All Other Notices**

A.   All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

> The Hartford
> Hartford Financial Lines
> One Hartford Plaza
> Hartford, CT 06115
>
> **HFPClaims@thehartford.com**
> Fax: (917) 464-6000

FI 00 H252 00 0608                        © 2008, The Hartford                        Page 1 of 2

B.  With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the bond/policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

**HFPExpress@thehartford.com**
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026
**of bond number**          72 FI 0336040-26

**issued to:**          PROCURE HOLDINGS, LLC

**by:**          HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## PARTNER EXCLUSION

This rider modifies insurance provided under the following bond form:

FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

**I.   CONDITIONS AND LIMITATIONS,** DEFINITIONS, Section 1., is amended in the following manner:

1.   Definition (e) 1., subparagraph (f), is deleted.

2.   Definition (o), is deleted.

**II.   CONDITIONS AND LIMITATIONS,** EXCLUSIONS, Section 2. (y), is deleted and replaced with the following:

(y)  loss caused directly or indirectly by a partner or limited liability member of the Insured while acting in any capacity.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026                                                **forms part**
**of bond number**              72 FI 0336040-26

**issued to:**                  PROCURE HOLDINGS, LLC

**by:**                         HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1.  The attached bond is amended by adding an Insuring Agreement as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1) purports and reasonably appears to have originated from

(a) a Customer of the Insured,

(b) another financial institution, or

(c) another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2) contains the name of a person authorized to initiate such transfer.

In this Insuring Agreement,

- Customer means an entity or individual which has written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and funds means money on deposit in an account.
- Funds mean Money, Certificated Securities or Uncertificated Securities in an Insured account or Customer account for which the Insured has legal liability.
- Telefacsimile Device means a system of transmitting a facsimile of a tangible and duplicate image of a document by electronic signals transmitted through telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals which produces the duplicate, and printing such facsimile on a tangible medium.
- Telefacsimile Instruction means any Telefacsimile Device, telex, or a copy of which is capable of retention by the recipient.

2.  In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3. The exclusion below, as found in the attached bond, does not apply to the Telefacsimile Transfer Fraud Insuring Agreement.

   "Loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026 **forms part**
**of bond number**         72 FI 0336040-26

**issued to:**           PROCURE HOLDINGS, LLC

**by:**               HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## VOICE INITIATED TRANSFER FRAUD INSURING AGREEMENT

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1.  The attached bond is amended by adding an Insuring Agreement as follows:

### VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from an Insured's account or a Customer's account in reliance upon a fraudulent voice instruction received through a Voice Initiated Funds Transfer Command transmitted by telephone which was purported to be from the following:

(1) an officer, director, partner or employee of a Customer of the Insured who had been previously authorized by the Customer to instruct the Insured to make such transfer, or

(2) an individual person who is a Customer of the Insured, or

(3) an Employee who had been previously authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions,

but the voice instruction was not from a person described in (1), (2), or (3) above, provided that such voice instruction was electronically recorded by the Insured and included required password(s) or code word(s).

In this Insuring Agreement:

* Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers.
* Funds mean Money, Certificated Securities or Uncertificated Securities in an Insured account or Customer account for which the Insured has legal liability.
* Voice Initiated Funds Transfer Command means those oral commands which authorize the transfer to another financial institution, of Customer's Funds or Insured Property and the oral command is:

    a) made over a telecommunications device; and

    b) directed to those natural persons specifically authorized to receive such instructions by telephone.

2.  In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Voice Initiated Transfer Insuring Agreement must include electronic recordings of such voice instructions.

All other terms and conditions remain unchanged.

A. Morris Tooker, President



# U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.



**Producer Compensation Notice**

You can review and obtain information on The Hartford's
producer compensation practices at www.thehartford.com
or at 1-800-592-5717.



# INVESTMENT COMPANY BOND

**Bond No.** 72 FI 0445434-26

Hartford Fire Insurance Company
Hartford, CT 06115
(herein referred to as the UNDERWRITER)

**DECLARATIONS**

| | | |
|---|---|---|
| **Item 1.** | Name of Insured (herein called INSURED(S)): | PROCURE ETF TRUST II |
| | Principal Address: | 16 FIREBUSH ROAD<br>C/O PROCUREAM, LLC<br>LEVITTOWN, PA 19056 |
| **Item 2.** | Bond Period:<br>Standard Time | From 12:01 a.m. on 04/01/2026 To 12:01 a.m. on 04/01/2027 |

**Item 3.** Limit of Liability:

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability. If "Not Covered" is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond

| COVERAGES | Limit of Liability | Deductible |
|---|---|---|
| I. Employee | $750,000 | $0 |
| II. Premises | $750,000 | $25,000 |
| III. Transit | $750,000 | $25,000 |
| IV. Forgery or Alteration | $350,000 | $25,000 |
| V. Securities | $350,000 | $25,000 |
| VI. Counterfeit Currency | $750,000 | $25,000 |
| VII. Computer Systems Fraudulent Entry | $350,000 | $25,000 |
| VIII. Voice Initiated Transaction | $350,000 | $25,000 |
| IX. Telefacsimile Transfer Fraud | $350,000 | $25,000 |
| X. Uncollectible Items of Deposit | $25,000 | $1,000 |
| XI. Audit Expense | $25,000 | $0 |
| XII. Stop Payment | $25,000 | $1,000 |
| XIII. Unauthorized Signatures | $25,000 | $1,000 |
| Optional Insuring Agreements and Coverages: | | |

No Deductible shall apply to any loss under COVERAGE I. sustained by any "Investment Company".

**Item 4.** The Coverages provided by this Bond are also subject to the terms of the following riders issued herewith: SEE FORM GU207 (SCHEDULE OF RIDERS)

**Item 5.**     The INSURED by the acceptance of this bond gives notice to the UNDERWRITER terminating or canceling prior bond(s) or policy(ies) No.(s) 72 FI 0445434-25 such termination or cancellation to be effective as of the time this bond becomes effective.

This bond will not be valid unless countersigned by our duly authorized representative.

03/13/2026

Date                                  Countersigned by

**INVESTMENT COMPANY BOND**

The UNDERWRITER, in consideration of the payment of premium, and in reliance upon all statements made and information furnished to the UNDERWRITER by the INSURED in applying for this bond, and subject to the DECLARATIONS, COVERAGES, GENERAL CONDITIONS, DEFINITIONS AND LIMITATIONS and other terms hereof, agrees to indemnify the INSURED for:

## COVERAGES

I.   EMPLOYEE

Loss to the INSURED directly resulting from "Larceny or Embezzlement" committed by any "Employee", acting alone or in collusion with others.

II.  PREMISES

A.  PROPERTY

Loss of "Property" directly resulting from robbery, burglary, larceny (common-law or statutory), mysterious disappearance, damage, destruction or removal from the possession, custody or control of the INSURED, while such "Property" is in the custody of or deposited within any office or premise.

B.  OFFICE EQUIPMENT

Loss of, or damage to furnishings, fixtures, supplies, equipment, safes or vaults within any of the INSURED'S offices directly resulting from robbery, burglary or larceny (common law or statutory) of such offices, or attempt thereat. Loss resulting from damage to any office directly resulting from robbery, burglary or larceny (common law or statutory) of such office, or attempts thereat is also covered, provided that the INSURED is the owner of such offices, furnishings, fixtures, supplies, equipment, safes or vaults or is legally liable for such loss or damage always excepting, however, loss or damage through fire and all loss to electronic data processing equipment.

III. TRANSIT

Loss of "Property" directly resulting from robbery or larceny (common law or statutory), mysterious disappearance, damage to or destruction while the "Property" is in transit to any location:

a.  in an armored motor vehicle, including loading and unloading thereof,

b.  in the custody of a natural person acting as a messenger of the INSURED, or

c.  in the custody of a "Transportation Company" while being transported in a conveyance which is not an armored motor vehicle provided, except, that covered "Property" transported in this manner is limited to the following:

1.  written records,

2.  securities issued in registered form or negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Transit Coverage begins upon the receipt of such "Property" by the natural person acting as a messenger or as a representative of an armored motor vehicle company or as a messenger or as a representative of the "Transportation Company" and ends upon delivery to the premises of the addressee or to any representative of the addressee.

IV. FORGERY OR ALTERATION

Loss to the INSURED directly resulting from:

a. "Forgery" or fraudulent material alteration of any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, money orders, orders upon public treasuries, letters of credit or receipts for the withdrawal of "Property", or

b. transferring, delivering or paying any funds or other "Property", or establishing any credit or giving any value in good faith, and in the ordinary course of business on written instructions or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other "Property", which instructions or applications purport to bear the handwritten signature of: (1) any "Customer" of the INSURED, or (2) any shareholder or subscriber to shares of an "Investment Company", or (3) any banking institution, stockbroker or "Employee" but which instructions or applications either bear a "Forgery" or a fraudulent material alteration without the knowledge and consent of such "Customer", shareholder, subscriber to shares, banking institution, stockbroker, or "Employee."

There is no coverage under this Forgery Or Alteration Coverage IV for any loss covered under Coverage V. OR IX. of this bond, whether or not Coverages V. or IX. are provided by this bond.

A mechanically reproduced facsimile signature is deemed to be the same as a handwritten signature.

## V. SECURITIES

Loss directly resulting from the INSURED, in good faith and in the ordinary course of business, whether for its own account or for the account of others having:

a. acquired, accepted or received, sold, delivered, given value, extended credit, or assumed liability upon any original "Securities, documents or other written instruments" which:

   1. bear a "Forgery" or fraudulent material alteration,

   2. have been lost or stolen, or

   3. are "Counterfeit", or

b. guaranteed in writing or witnessed signatures upon transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations in connection with any "Securities, documents or other written instruments" which pass or purport to pass title to them.

Actual and continued physical possession of such "Securities, documents or other written instruments" by an "Employee", "Custodian", or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items and release or return of such items will be deemed to be an acknowledgement by the INSURED of not having relied on such items.

A mechanically reproduced facsimile signature is deemed to be the same as a handwritten signature.

## VI. COUNTERFEIT CURRENCY

Loss directly resulting from the receipt by the INSURED, in good faith and in the ordinary course of business, of "Counterfeit" money orders, currencies or coin of any country.

## VII. COMPUTER SYSTEMS FRAUDULENT ENTRY

Loss to the INSURED directly resulting from fraudulent entry of data into or the change of data elements or programs within the INSURED'S proprietary "Computer System" or a "Computer System" operated or used by the INSURED and stated in the application, if the fraudulent entry or change results in:

a. "Property" being transferred, paid or delivered,

b. an account of the INSURED, or of its "Customer", being added, deleted, debited, or credited, or

c. an unauthorized account or a fictitious account being debited or credited.

VIII. VOICE INITIATED TRANSACTION

Loss to the INSURED directly resulting from a "Voice Initiated Transaction" directed to the INSURED and authorizing the transfer of dividends or redemption proceeds of "Investment Company" shares from a "Customer's" account, provided such "Voice Initiated Transaction" was:

a.   received at the INSURED'S offices by those "Employees" of the INSURED authorized to receive the "Voice Initiated Transaction", and

b.   made by a person purporting to be a "Customer", and

c.   made by such person for the purpose of causing the INSURED or "Customer" to suffer a loss or making an improper personal financial gain for such person or any other person, and

d.   initiated pursuant to a preexisting written agreement between the "Customer" and the INSURED.

In order for coverage to apply under this Coverage, all "Voice Initiated Transactions" must be received and processed in good faith, and in the ordinary course of business in accordance with the Procedures established in the application.

IX.   TELEFACSIMILE TRANSFER FRAUD

Loss to the INSURED directly resulting from the INSURED having, in good faith, and in the ordinary course of business, transferred or delivered Funds, certificated securities or uncertificated securities through a "Computer System" covered under the Computer Systems Fraudulent Entry Coverage in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction was received at the INSURED's offices by those "Employees" of the INSURED authorized to receive the Telefacsimile Device instruction and which:

(1)   purports and reasonably appears to have originated from

(a)  a Client of the INSURED,

(b)  another office of the INSURED, or

(c)  another financial institution,

but, was not originated by the Client or entity whose identification it bears and

(2)   such instruction contains a valid test code which proves to have been used by a person who was not authorized to use it and,

(3)   contains the name of a person authorized to initiate such transfer; and

if the transfer was in excess of the Telefacsimile Transfer Fraud Coverage Deductible stated in Item 3. of the Declarations Page, the instruction was verified by a call-back according to a pre-arranged procedure.

For the purposes of this Coverage, Client means an entity or individual which has through a written agreement with the INSURED authorized the INSURED to rely on Telefacsimile Device instructions to initiate transfers and has provided the INSURED with the names of persons authorized to make such transfers, and with which the INSURED has established an instruction verification procedure. Funds means money on deposit in an account.

In addition to the Conditions and Limitations in the bond, the following provisions are applicable to the Telefacsimile Transfer Fraud Coverage:

Telefacsimile Device means a machine capable of sending or receiving an image of a document by electronic means transmitted through a telephone line and which reproduces the exact duplicate of the document on paper.

This Coverage (Telefacsimile Transfer Fraud) does not cover loss resulting directly or indirectly from the assumption of liability by the INSURED by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Coverage and would be imposed on the INSURED without the existence of the contract.

Proof of loss for claim under this Coverage must include a copy of the document reproduced by the Telefacsimile Device.

X.  UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss directly resulting from the INSURED, in good faith and in the ordinary course of business, crediting an account of a "Customer", shareholder or subscriber based on any "Items of Deposit" which prove to be uncollectible, if the crediting of said account causes:

a.  redemptions or withdrawals of the account to be effected,

b.  shares to be issued, or

c.  payment of dividends,

from an account of an "Investment Company".

In order for coverage to apply under this Coverage, the INSURED must hold "Items of Deposit" for the minimum number of days stated in the application before permitting any redemptions or withdrawals of the account, issuing any shares or paying any dividends with respect to such "Items of Deposit".

"Items of Deposit" are deemed uncollectible when the INSURED'S standard collection procedures have been utilized and have failed to result in collection.

XI.  AUDIT EXPENSE

Reasonable expense incurred by the INSURED for an audit or examination required by any governmental regulatory authority or self-regulatory organization and conducted by such authority, organization or their appointee because of the discovery of loss sustained by the INSURED and covered by this bond but only for the part of the audit or examination caused by said loss.

XII.  STOP PAYMENT

Loss of any and all sums which the INSURED shall become obligated to pay by reason of the liability imposed upon the INSURED by law for damages:

(m) for having either complied with or failed to comply with any written notice of any "Customer" or any authorized representative of such "Customer" to stop payment of any check or draft made or drawn by such "Customer" or any authorized representative of such "Customer" or

(n) for having refused to pay any check or draft made or drawn by any "Customer" or any authorized representative of such "Customer".

XIII.  UNAUTHORIZED SIGNATURES COVERAGE

Loss to the INSURED directly resulting from the INSURED having in good faith and in the ordinary course of business, accepted, paid or cashed any check, withdrawal order, draft, made or drawn on a "Customer's" account, which bears the signature or endorsement of one other than a person whose name and signature is on file with the INSURED as a signatory on such account. It shall be a condition precedent to the INSURED'S right of recovery under this Coverage that the INSURED have on file signatures of all persons who are signatories on such account.

**GENERAL CONDITIONS**

A. OTHER COMPANIES INSURED UNDER THIS BOND

If more than one corporation, or "Investment Company", or combination thereof is included herein as the INSURED:

(1) The total liability of the UNDERWRITER under this bond for loss or losses sustained by one or more or all INSUREDS under the Bond shall not exceed the limit for which the UNDERWRITER would be liable if all losses were sustained by only one of them.

(2) The first named INSURED shall be deemed to be the sole agent of all of the other INSUREDS hereunder for all purposes under this bond, including but not limited to giving or receiving any notice or proof required to be given herein and for the purpose of effecting or accepting amendments to or termination of this bond. The UNDERWRITER shall give each "Investment Company" a copy of this bond and any amendment hereto, a copy of each formal filing of claim by any other named INSURED and the terms of the settlement of each claim prior to the execution of such settlement.

(3) The UNDERWRITER bears no responsibility under this Bond for the proper application of any payment made to the first named INSURED.

(4) For the purposes of the bond, knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory "Employee" of any INSURED constitutes knowledge or discovery by all the INSUREDS.

(5) If the first named INSURED for any reason, ceases to be covered under this bond, then the INSURED next named shall henceforth be considered as the first named INSURED for the purposes mentioned in (2) above.

B. NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS

While this bond is in force, if the INSURED, other than an "Investment Company", merges or consolidates with, or purchases or acquires assets or liabilities of another entity, the INSURED shall not have the coverage afforded under this bond for loss which:

    a. has or will occur in offices or on premises acquired, or

    b. has or will be caused by an "Employee" or "Employees" acquired, or

    c. has or will arise out of the assets or liabilities acquired,

      unless the INSURED:

      i. gives the UNDERWRITER written notice of the proposed consolidation, merger, purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

      ii. obtains the written consent of the UNDERWRITER to extend the coverage provided by this bond in whole or in part to such additional exposure, and

      iii. upon obtaining such consent pays an additional premium to the UNDERWRITER.

C. CHANGE OF CONTROL – NOTICE TO UNDERWRITER

When the INSURED becomes aware of a change in control (other than in an "Investment Company"), as defined in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall, within thirty (30) days, give written notice to the UNDERWRITER setting forth:

(1) the names of the transferors and transferees (or if the voting securities are registered in another name the names of the beneficial owners),

(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the date of the transfer, and

(3) the total number of outstanding voting securities.

The failure to give the above required notice shall result in termination of coverage as to any loss involving a transferee, effective on the date of such change in control.

D. REPRESENTATIONS MADE BY INSURED

The INSURED represents to the UNDERWRITER that all information it has furnished either in the application for this bond or other documentation is complete, true and correct. Such application and other documentation constitute part of this bond.

The INSURED must promptly notify the UNDERWRITER of any change in any fact or circumstance that materially affects the risk assumed by the UNDERWRITER under this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or related documentation, shall be grounds for rescission of this bond.

## DEFINITIONS AND LIMITATIONS

I. DEFINITIONS

For the purpose of the Coverage provided by this bond:

A. "Computer Systems" means:

(1) computers, including related peripheral and storage components,

(2) systems and applications software,

(3) terminal devices, and

(4) related communication networks

by which data is electronically assembled, transmitted, processed, stored, and retrieved.

B. "Counterfeit" means an imitation of an actual and valid original which is intended to deceive and be taken as the original.

C. "Custodian" means the institution designated by an "Investment Company" to have possession and control of its assets.

D. "Customer" means an individual, corporation, partnership, trust, or LLC which is a shareholder or subscriber of the INSURED.

E. "Employee" means:

(1) a corporate officer of the INSURED;

(2) a natural person while in the regular service of the INSURED at any of the INSURED'S offices and who is compensated directly by the INSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting of other countries, and whom the INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service;

(3) an attorney retained by the INSURED or an employee of such attorney while either is performing legal services for the INSURED;

(4) a person furnished by an employment contractor to perform clerical, premises maintenance or security duties for the INSURED under the INSURED'S supervision at any of the INSURED'S offices or premises;

(5) an employee of an institution which has been merged or consolidated with the INSURED prior to the effective date of this bond;

(6) a student or intern pursuing studies or performing duties in any of the INSURED'S offices;

(7) each natural person, partnership or corporation authorized by written agreement with the INSURED to perform services as an electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

    a. creating, preparing, modifying or maintaining the INSURED'S computer software or programs; or

    b. acting as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the INSURED;

(8) a director or trustee of the INSURED, but only while performing acts within the scope of the customary and usual duties of an officer or "Employee" of the INSURED or while acting as a member of any duly elected or appointed committee to examine, audit or have custody of or access to "Property" of the INSURED; or

(9) any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder record keeper, or an administrator, for an "Investment Company" while performing acts within the scope of the customary and usual duties of an officer or employee of an "Investment Company" or acting as a member of any duly elected or appointed committee to examine, audit or have custody of or access to "Property" of an "Investment Company".

The term "Employee", shall not include any partner, officer or employee of a transfer agent, shareholder record keeper or administrator:

    a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an "Investment Company" or of the investment advisor or underwriter (distributor) of such "Investment Company"; or

    b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This coverage provided by the bond does not afford coverage in favor of the employers of persons as set forth in (4) and (7) above, and in the event of any payment to the INSURED by the UNDERWRITER directly resulting from "Larceny or Embezzlement" committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of the INSURED'S rights and causes of action as they may have against such employers because of such acts shall, to the extent of such payment, be given by the INSURED to the UNDERWRITER, and the INSURED shall execute all documents necessary to secure the rights provided for herein.

Each employer of persons as set forth in (3), (4) and (7) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purposes of this bond, excepting, however, the last paragraph of the Termination-Cancellation Section.

Independent contractors not specified in (3), (4) and (7) above, intermediaries, agents, brokers or other representatives of the same type shall not be considered "Employees".

F.  "Forgery" means the signing of the name of another person or organization with the intent to deceive with or without authority, in any capacity, for any purpose but does not mean a signature which consists in whole or in part of one's own name.

G. "Investment Company" means an investment company registered under the Investment Company Act of 1940 and as shown under the NAME OF INSURED on the DECLARATIONS.

H. "Items of Deposit" means one or more checks or drafts drawn upon a financial institution in the United States of America.

I. "Larceny or Embezzlement" means "Larceny or Embezzlement" as set forth in Section 37 of the Investment Company Act of 1940.

J. "Property" means:

    a. currency, coin, bank notes, or Federal Reserve notes (money), postage and revenue stamps, U.S. Savings Stamps, securities, including notes, stock, treasury stock, bonds, debentures, certificates of deposit;

    b. certificates of interests or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, interests or instruments commonly known as securities under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing;

    c. bills of exchange, acceptances, checks, drafts, withdrawal orders, money orders, travelers' checks, letters of credit, bills of lading, abstracts of title, insurance policies, deeds, mortgages of real estate and/or of chattels and interests therein, assignments of such mortgages and instruments, including books of accounts and written records used by the INSURED in the conduct of its business; and

    d. electronic representation of the instruments enumerated above (but excluding all electronic data processing records) in which the INSURED acquired an interest at the time of the INSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity whether held gratuitously or whether or not the INSURED is liable therefor.

K. "Securities, documents or other written instruments" means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which by themselves represent an equitable interest, ownership, or debt and which are transferable in the ordinary course of business by delivery of such instruments with any necessary endorsements or assignments.

L. "Transportation Company" means any entity which provides its own or leased vehicles for transportation or provides freight forwarding or air express services.

M. "Voice Initiated Election" means any election related to dividend options available to an "Investment Company" shareholders or subscribers which is executed by voice over the telephone.

N. "Voice Initiated Redemption" means any redemption of shares issued by an "Investment Company" which is initiated by voice over the telephone.

O. "Voice Initiated Transaction(s)" means any "Voice Initiated Redemption" or "Voice Initiated Election".

## II. EXCLUSIONS

### A. EXCLUSIONS APPLICABLE TO ALL COVERAGES

This bond does not directly or indirectly cover:

(1) loss not reported to the UNDERWRITER in writing within thirty (30) days after termination of all of the Coverages under this bond;

(2) loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. However, this exclusion shall not apply to loss which occurs in transit under the circumstances enumerated in Coverage III TRANSIT, provided that when such transit was undertaken there was no knowledge on the part of any person acting for the INSURED in undertaking such transit of such riot, civil commotion, military, naval or usurped power, war or insurrection;

(3) loss resulting from dishonest acts of any member of the Board of Directors or Board of Trustees of the INSURED who is not an "Employee", acting alone or in collusion with others;

(4) loss, which in whole or in part, results solely from any violation by the INSURED or by any "Employee" of any law, or rule, or regulation pertaining to any law regulating:

   a.   the issuance, purchase or sale of securities,

   b.   transactions on security or commodity exchanges or over-the-counter markets,

   c.   investment advisors, or

   d.   investment companies

unless such loss, in the absence of such laws, rules or regulations, would be covered under Coverages I. or IV.;

(5) loss of potential income including, but not limited to, interest and dividends not realized by the INSURED or by any "Customer" of the INSURED;

(6) loss resulting from indirect or consequential loss of any nature;

(7) any damages other than compensatory damages (but not multiples thereof) for which the INSURED is legally liable, arising from a loss covered under this bond;

(8) loss resulting from the effects of nuclear fission, fusion, radioactivity, or chemical or biological contamination;

(9) loss resulting from the theft or misuse of confidential information, material or data except that this exclusion shall not apply to the transfer or payment of money;

(10) costs, fees and expenses incurred by the INSURED in proving the existence or amount of loss under this bond, provided however, this EXCLUSION shall not apply to Coverage XI.;

(11) loss resulting from voice requests or instructions transmitted over the telephone, provided however, this EXCLUSION shall not apply to Coverage VIII. and Coverage IX.;

(12) loss sustained by one INSURED to the advantage of any other INSURED, or subsidiary or entity in which the INSURED, its majority shareholder, partner, or owner has a majority interest therein, provided that an INSURED, upon discovery of the loss, can cause the principal sum to be restored to the INSURED who suffered the loss.

B.  SPECIFIC EXCLUSIONS – APPLICABLE TO ALL COVERAGES EXCEPT COVERAGE I.

This bond does not directly or indirectly cover:

(1) loss caused by an "Employee", provided, however, this EXCLUSION shall not apply to loss covered under Coverages II. or III. which results directly from misplacement, mysterious disappearance, or damage to or destruction of "Property";

(2) loss through the surrender of "Property" away from an office of the INSURED as a result of a threat:

   a.   to do bodily harm to any person, except loss of "Property" in transit in the custody of any person acting as messenger of the INSURED, provided that when such transit was undertaken there was no knowledge by the INSURED or any person acting as messenger of the INSURED of any such threat or

       b.   to do damage to the premises or "Property" of the INSURED;

   (3)  loss involving "Items of Deposit" which are not finally paid for any reason provided however, that this EXCLUSION shall not apply to Coverage X.;

   (4)  loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

   (5)  loss of "Property" while in the mail;

   (6)  loss of "Property" while in the custody of a "Transportation Company", provided however, that this EXCLUSION shall not apply to Coverage III.;

   (7)  loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other "Property" to the INSURED but this EXCLUSION shall not apply to loss of "Property" directly resulting from robbery, burglary, misplacement, mysterious disappearance, damage, destruction or abstraction from the possession, custody or control of the INSURED.

C.  EXCLUSIONS -APPLICABLE TO ALL COVERAGES EXCEPT COVERAGES I., IV., V.

This bond does not directly or indirectly cover:

   (1)  loss resulting from "Forgery" or any alteration;

   (2)  loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;

   (3)  loss involving a "Counterfeit" provided, however, this EXCLUSION shall not apply to Coverage VI., X., and XIII.

III.  DISCOVERY

This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory "Employee" of the INSURED during the Bond Period. Discovery of loss is deemed to occur at the earliest point that such individuals become aware of:

   (1)  facts which may subsequently result in a loss of a type covered by this bond, or

   (2)  an actual or potential claim in which it is alleged that the INSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred and even if the amount of actual or potential loss does not exceed the applicable Deductible or the exact amount or details of the loss are not known.

IV.  NOTICE – PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

   (1)  At the earliest practicable time, not to exceed thirty (30) days after discovery of the loss, the INSURED shall give the UNDERWRITER notice thereof.

   (2)  Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER a proof of loss, duly sworn to, with full particulars of the loss.

   (3)  Securities issued with a certificate or bond number shall be identified in a proof of loss by such numbers.

   (4)  Legal proceedings for the recovery of any loss under this bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss.

   (5)  This bond affords coverage only to the INSURED. No claim, suit, action, or legal ]proceedings shall be brought under this bond by anyone other than the INSURED.

V.  LIMIT OF LIABILITY/NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY

Prior to the termination of this bond, it shall continue in force for the limit stated in the applicable section of ITEM 3. of the DECLARATIONS, notwithstanding any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided, that the liability of the UNDERWRITER under this bond with respect to all loss resulting from:

(1)  any one act of burglary, robbery or attempt thereat, in which no "Employee" is concerned or implicated, or

(2)  any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of "Property", or

(3)  all acts, other than those specified in (1) above, of any one person, or

(4)  any one casualty or event other than those specified in (1), (2), or (3) above,

shall be deemed to be one loss and shall be limited to the applicable Limit of Liability stated in ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses. The Limit of Liability shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in (3) above, of any one person which directly or indirectly aid in any way wrongful acts of any other person or persons or permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

## VI.  DEDUCTIBLE

The UNDERWRITER shall not be liable under any Coverages under this bond because of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than any amounts recovered under any bond or policy of insurance issued by an insurance company and covering such loss, or recoveries by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the Deductible set forth in ITEM 3. of the DECLARATIONS, and then for such amounts that are in excess of the deductible, but in no event for more than the applicable Limit of Liability stated in ITEM 3. of the DECLARATIONS.

There is no Deductible applicable to any loss under Coverage I. sustained by any "Investment Company".

## VII. ATTORNEYS' FEES AND COURT COSTS

The UNDERWRITER will indemnify the INSURED for reasonable attorneys' fees and court costs incurred and paid by the INSURED in the defense, whether or not successful, fully litigated on the merits or settled, of any suit or legal proceeding brought against the INSURED to enforce the INSURED'S liability or alleged liability because of any loss, claim or damage which, if established against the INSURED, would constitute a loss sustained by the INSURED and covered under the terms of this bond except that with respect to Coverage I. this Section shall only apply in the event that:

(1)  an "Employee" acknowledges being guilty of "Larceny or Embezzlement",

(2)  an "Employee" is adjudicated guilty of "Larceny or Embezzlement", or

(3)  in the absence of (1) or (2) above, an arbitration panel decides, after a review of any agreed statement of facts between the UNDERWRITER and the INSURED, that an "Employee" would be found guilty of "Larceny or Embezzlement" if such "Employee" were prosecuted.

The INSURED shall at the earliest practicable time, not to exceed thirty (30) days after the discovery of any such claim, suit or legal proceeding, and at the request of the UNDERWRITER, furnish copies of all pleadings and relevant papers to the UNDERWRITER. The UNDERWRITER may, at its sole option, elect to control the defense of all or part of such suit or legal proceeding. The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys chosen by the UNDERWRITER. The INSURED shall provide all reasonable information and assistance required by the UNDERWRITER for such defense.

If the amount demanded in a suit or legal proceeding is greater than the Limit of Liability stated in ITEM 3. of the DECLARATIONS for the applicable Coverage, or if a Deductible is applicable, or both, the UNDERWRITER'S liability for attorneys' fees and court costs incurred in defending all or part of such suit or legal proceeding is limited to the proportion of such attorneys fees and court costs incurred that the Limit of Liability stated in ITEM 3. of the DECLARATIONS for the applicable Coverage bears to the total of the amount demanded in such suit or legal proceeding.

All amounts indemnified by the UNDERWRITER for attorneys' fees and court costs shall be in addition to the Limit of Liability stated in ITEM 3. of the DECLARATIONS.

If the UNDERWRITER declines to defend the INSURED, no settlement or judgment against the INSURED shall determine the existence, extent or amount of coverage under this bond without the prior written consent of the UNDERWRITER and the UNDERWRITER shall not be liable for any costs, fees and expenses incurred by the INSURED.

## VIII. VALUATION OF PROPERTY

The value of any loss of "Property", other than books of account or other records used by the INSURED in the conduct of its business, shall be determined by the average market value of such "Property" on the business day immediately preceding discovery of such loss except that the value of any "Property" replaced by the INSURED with the consent of the UNDERWRITER prior to the settlement of any claim for such "Property", shall be the actual market value at the time of replacement.

In the event of a loss of interim certificates, warrants, rights or other securities, (as used herein, "options") which need to be presented to exercise the subscription, conversion, redemption or deposit privileges, their value shall be:

    a.   if such options have not expired, the average market value of such options on the business day immediately preceding the discovery of such loss, or the actual market value at the time of agreed replacement as provided in the preceding paragraph, or

    b.   if such options have expired at the time their loss is discovered, their market value immediately preceding their expiration, or

    c.   if no market price is quoted for such "Property" or for such options, the value shall be determined by agreement between the parties, or arbitration if the parties are unable to agree to the value.

The value of any loss of "Property" consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records.

## IX. VALUATION OF PREMISES AND FURNISHINGS

In the event of loss or damage to any office of the INSURED or to the furnishings, fixtures, supplies, equipment, safes or vaults, the UNDERWRITER shall not be liable for more than the actual cash value thereof, or for more than the actual cost of replacement or repair. The UNDERWRITER may, at its option, pay actual cash value or make replacement or repair. In the event the UNDERWRITER and the INSURED cannot agree upon the actual cash value or the cost of replacement or repair, it shall be determined by arbitration.

## X. SECURITIES SETTLEMENT

In the event of a loss of securities covered under this bond, the UNDERWRITER may, at its sole option, purchase replacement securities, tender the value of the securities in money, or issue its indemnity in order to allow the issuance of replacement securities.

Indemnity will be required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the UNDERWRITERS. The amount of such indemnity from the INSURED shall be:

(1)  for securities having a value of less than or equal to the applicable Deductible – one hundred percent (100%);

(2) for securities having a value greater than the Deductible but within the applicable Limit of Liability – the percentage that the Deductible bears to the value of the securities;

(3) for securities having a value greater than the applicable Limit of Liability – the percentage that the Deductible and the portion in excess of the applicable Limit of Liability bears to the value of the securities.

The value referred to in (1), (2), and (3) above is the value provided for in SECTION VIII. VALUATION OF "PROPERTY", regardless of the value of such securities at the time the loss under the UNDERWRITER'S indemnity is sustained.

The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so at its sole option.

The INSURED shall pay the applicable proportion of the UNDERWRITER'S premium charge for the UNDERWRITER'S indemnity as set for in (1), (2), and (3) above. No portion of the Limit of Liability shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.

XI. SUBROGATION – ASSIGNMENT – RECOVERY

In the event of a payment under this bond by the UNDERWRITER, the UNDERWRITER shall be subrogated to all of the INSURED'S rights of recovery against any person or entity to the extent of such payment. On the request of the UNDERWRITER, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether realized by the UNDERWRITER or by the INSURED, shall be applied after deducting the expense of such recovery, first to the INSURED'S loss which would otherwise have been paid except that it exceeds the applicable Limit of Liability, second, to the UNDERWRITER to amounts paid in settlement of the INSURED'S claim and third, to the INSURED to the applicable Deductible. Recovery from reinsurance and/or indemnity of the UNDERWRITER shall not be a recovery under this section.

XII. COOPERATION OF INSURED

At the UNDERWRITER'S request and at reasonable times and places designated by the UNDERWRITER, the INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the UNDERWRITER'S examination and copying, at its own expense all relevant records, and cooperate with the UNDERWRITER in all matters pertaining to the loss.

The INSURED shall execute all papers and provide assistance to secure for the UNDERWRITER the rights and causes of action provided for under this bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.

XIII. OTHER INSURANCE

Coverage under this bond shall apply excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED or a "Transportation Company" or other entity on whose premises the loss occurred or which employed the person who caused the loss or engaged the messenger conveying the "Property" which was the subject of the loss.

XIV. TERMINATION-CANCELLATION

If the bond is for a single INSURED, it shall not be terminated or canceled unless written notice is given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice is given by the acting party to the affected party, and by the UNDERWRITER to all INSURED "Investment Companies" and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

This bond will terminate as to any one INSURED, other than an "Investment Company", immediately upon the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger with another entity, disposition of all of its assets or otherwise.

The UNDERWRITER shall refund the unearned premium in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.

Coverage will terminate as to any "Employee":

(1) at the time that any partner, director, trustee, or officer or supervisory "Employee" not acting in collusion with such "Employee", learns of any dishonest act committed by such "Employee" at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity or

(2) sixty (60) days after the receipt by each INSURED and by the Securities and Exchange Commission, Washington, D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such "Employee".

## XV. CHANGE OR MODIFICATION

No change in or modification of this bond shall be effective except by written rider to this bond issued by an Authorized Representative of the UNDERWRITER.

If this bond is for a single INSURED, no change or modification which adversely affects the rights of the INSURED shall be effective prior to sixty (60) days after written notice of such change or modification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

If this bond is for a joint INSURED, no change or modification which adversely affects the rights of the INSURED shall be effective prior to sixty (60) days after written notice of such change or modification has been furnished to all insured "Investment Companies" and to the Securities and Exchange Commission, Washington, D.C., by the UNDERWRITER.

# ENDORSEMENT

This endorsement, effective on 04/01/2026 at 12:01 A.M standard time, forms a part of

Policy No.    72 FI 0445434-26 of the HARTFORD FIRE INSURANCE CO.

Issued to    PROCURE ETF TRUST II

A. Morris Tooker, President

## SCHEDULE OF RIDERS

| | | |
|---|---|---|
| IC00H00300 | 8/03 | INVESTMENT COMPANY BOND |
| RN00U00100 | 5/93 | IN WITNESS PAGE |
| IC00H03000 | 8/03 | CLAIM EXPENSE |
| IC00H00500 | 8/03 | MANDATORY SIGNATURES |
| IC00M00300 | 1/16 | ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE ($250,000 SUB-LIMIT) |
| IC00H02500 | 8/03 | ADDING OR DEDUCTING INSUREDS RIDER |
| IC00H02500 | 8/03 | ADDING OR DEDUCTING INSUREDS RIDER |
| IC00H02200 | 8/03 | AMEND GENERAL CONDITIONS B. NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS |
| HG00H12900 | 10/16 | U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") |
| HR00H09300 | 2/07 | PRODUCER COMPENSATION NOTICE |



IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

**HARTFORD FIRE INSURANCE CO.**
HOME OFFICE – HARTFORD, CONNECTICUT
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Kevin Barnett, Secretary

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026                                        **forms part**
**of bond number**               72 FI 0445434-26

**issued to:**                    PROCURE ETF TRUST II

**by:**                          HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## CLAIM EXPENSE RIDER

This rider modifies coverage provided under:

**INVESTMENT COMPANY BOND**

It is agreed that:

1.  The attached bond is hereby amended by adding to Coverage I. Employee an additional coverage as follows:

CLAIM EXPENSE

Reasonable expense necessarily incurred and paid by the INSURED in preparing any valid claim for loss caused by "Larceny or Embezzlement" committed by of any of the INSURED'S "Employees", which loss exceeds the Deductible applicable to Coverage I. Employee. The total Liability of the UNDERWRITER for such expense by reason of such acts of any "Employee" or in which such "Employee" is implicated is limited to the amount stated under provision 2. of this rider which is in excess of the Deductible amount stated under provision 3. of this rider.

2.  The Limit of Liability for the coverage provided by this rider shall be $25,000.

3.  The Deductible amount applicable to the coverage provided by this rider shall be $1,000.

4.  Exclusion A. (10) does not apply to the additional coverage provided by this rider.

5.  Except as stated above, the coverage provided by this rider is subject to all of the terms, conditions, agreements and limitations of the Investment Company Bond to which it is attached.

ADOPTED MAY 2008

© 2003, The Hartford

**This rider, effective 12:01 am,** 04/01/2026                                    **forms part**
**of bond number**          72 FI 0445434-26

**issued to:**          PROCURE ETF TRUST II

**by:**          HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## MANDATORY SIGNATURES

This rider modifies coverage provided under:

**INVESTMENT COMPANY BOND**

This bond has been signed by our President and Secretary, but it shall not be binding unless countersigned on the Declarations page by our duly authorized representative.

Kevin Barnett, Secretary

_____
Authorized Signature

A. Morris Tooker, President
Authorized Signature

**MANDATORY**
ADOPTED MAY, 2003

**This rider, effective 12:01 am,** 04/01/2026       **forms part**
**of bond number**      72 FI 0445434-26

**issued to:**      PROCURE ETF TRUST II

**by:**      HARTFORD FIRE INSURANCE CO.

## THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.
## ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE ($250,000 SUB-LIMIT)

This rider modifies coverage provided under:

**INVESTMENT COMPANY BOND**

The COVERAGES section of this bond is amended by adding Coverage as follows:

ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE

Loss directly resulting from the INSURED having, in good faith, transferred or delivered Funds, certificated Securities or uncertificated Securities, in reliance upon a fraudulent instruction sent to the Insured through electronic mail, and:

(1)  which fraudulent instruction purports and reasonably appears to have originated from:

    (a)  a Client of the Insured, or

    (b)  an Employee acting on instructions of such Client, or

    (c)  another financial institution acting on behalf of such Client with authority to make such instructions;

    but, in fact, was not originated by the party referenced in (a) — (c) above whose identification it bears; and

(2)  the sender of the fraudulent instruction verified the instruction with the required password(s), PIN(s), or other security code(s) of such Client; and

(3)  the fraudulent instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(4)  for any transfer exceeding $5,000, the instruction was verified by the Insured via a call-back to a predetermined telephone number set forth in the Insured's written agreement with such Client, or other verification procedure set forth in the Insured's written agreement with such Client and approved in writing by the Underwriter; and

(5)  the Insured preserved a contemporaneous record of the call back and of the instruction which verifies use of the authorized password(s), PIN(s) or other security code(s) of the Client.

With respect to coverage under the ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE, the **DEFINITIONS AND LIMITATIONS** section of this Bond is amended by the following changes to I. DEFINITIONS:

The following definitions are added:

- "Client" means an entity or individual which has a written agreement with the Insured authorizing the Insured to transfer Funds, certificated Securities or uncertificated Securities in reliance upon electronic mail instructions transmitted to the Insured, and has provided the Insured with the names of persons and entities authorized to initiate such transfers, and with which the Insured has established a call-back verification mechanism, or other verification procedure approved in writing by the Underwriter.

- "Funds" means Money on deposit in an account.

The **DEFINITIONS AND LIMITATIONS** section of this Bond is amended by making the following addition to II. EXCLUSIONS, A. EXCLUSIONS APPLICABLE TO ALL COVERAGES:

- loss resulting directly or indirectly from the Insured having, in good faith, transferred or delivered Funds, certificated Securities or uncertificated Securities, in reliance upon a fraudulent instruction sent to the Insured through electronic mail, except when covered under the ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE;

With respect to coverage under the ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE, the **DEFINITIONS AND LIMITATIONS** section of this Bond is amended by making the following additions to II. EXCLUSIONS:

EXCLUSIONS APPLICABLE TO THE ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE

This bond does not cover:

- loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Client's password(s), PIN(s) or other security codes;
- loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

  (1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

  (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured;

- loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Electronic Mail Initiated Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract,

It shall be a condition precedent to coverage under the ELECTRONIC MAIL TRANSFER FRAUD COVERAGE that the Insured assert any available claims, offsets or defenses against such Client, any financial institution or any other party to the transaction. Proof of loss for claim under the ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE must include a copy of the fraudulent electronic mail which was relied upon to initiate such transfer.

For purposes of the ELECTRONIC MAIL TRANSFER FRAUD COVERAGE, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a single loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a single loss. All acts of any one person which directly or indirectly aid in any way wrongful acts of any other person or persons or permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

The Limit of Liability shall not be cumulative in amounts from year to year or from period to period. The Limit of Liability provided by this rider shall not exceed $250,000. The Deductible applicable to this coverage shall be $25,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

**This rider, effective 12:01 am,** 04/01/2026                                    **forms part**
**of bond number**            72 FI 0445434-26

**issued to:**              PROCURE ETF TRUST II

**by:**                  HARTFORD FIRE INSURANCE CO.

**THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.**

## ADDING OR DEDUCTING INSUREDS RIDER

This rider modifies coverage provided under:

**INVESTMENT COMPANY BOND**

It is agreed that:

1.  At the request of the INSURED, the Underwriter Adds To the list of Insured under the attached bond the following:

Community in Space LLC
Procure Expertise, LLC
Procure Innovation, LLC
PROCURE SPACE ETF LLC
ProcureAM, LLC

**ADDING OR DEDUCTING INSUREDS RIDER**
ADOPTED MAY, 2003

**This rider, effective 12:01 am,** 04/01/2026                                    **forms part**
**of bond number**              72 FI 0445434-26

**issued to:**              PROCURE ETF TRUST II

**by:**              HARTFORD FIRE INSURANCE CO.

### THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

## ADDING OR DEDUCTING INSUREDS RIDER

This rider modifies coverage provided under:

**INVESTMENT COMPANY BOND**

It is agreed that:

1.  At the request of the INSURED, the Underwriter Deducts the list of Insured under the attached bond the following:

   Procure Natural Disaster ETF

**ADDING OR DEDUCTING INSUREDS RIDER**
ADOPTED MAY, 2003

**This rider, effective 12:01 am,** 04/01/2026 **forms part**
**of bond number** 72 FI 0445434-26

**issued to:** PROCURE ETF TRUST II

**by:** HARTFORD FIRE INSURANCE CO.

**THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.**

# AMEND GENERAL CONDITIONS B. - NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS RIDER

This rider modifies coverage provided under:

**INVESTMENT COMPANY BOND**

It is agreed that:

1. **GENERAL CONDITIONS**, B. NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS is amended to include the following paragraph:

   If the INSURED shall, while this bond is in force, establish any new "Investment Companies" other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such "Investment Companies" shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of such Bond Period.

2. If the INSURED shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current "Investment Companies" covered under this bond or the addition of new "Investment Companies," such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the Bond Period.

3. Nothing herein is intended to alter the terms, conditions and limitations of the bond other than as stated above.

AMEND GENERAL CONDITIONS B.
NOTICE TO UNDERWRITER OF MERGERS
CONSOLIDATIONS OR OTHER ACQUISITIONS RIDER
ADOPTED MAY, 2003



# U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.



**Producer Compensation Notice**

You can review and obtain information on The Hartford's
producer compensation practices at www.thehartford.com
or at 1-800-592-5717.

**Ratification of Directors' and Officers' Errors and Omissions Insurance**

**NOW, THEREFORE, BE IT RESOLVED**, that the participation of the Trust in a Directors' and Officers' Errors and Omissions liability insurance policy issued by Endurance American Insurance Company (the "D&O/E&O Policy"), which is attached hereto and provides coverage to the Insured Persons, as defined in the D&O/E&O Policy, of the Trust and certain affiliated parties, including Procure Holdings, LLC, ProcureAM, LLC (the Trust's investment adviser), Procure Expertise LLC, Procure Innovation LLC, Procure ETF Trust I (inactive), LGBTQ + ESG100 ETF (a terminated series of Procure ETF Trust I), Procure Active ETF Trust (inactive), Procure Space ETF (a series of the Trust), and Procure Disaster Relief Recovery Strategy ETF (an terminated series of the Trust), is determined to be in the best interest of the Trust and each of its series and approved by the entire Board and by a separate vote of a majority of the Independent Trustees; and

**FURTHER RESOLVED,** that the form, terms and provisions of the D&O/E&O Policy issued in the amount of $2,000,000 with an annual premium attributable to the all insured parties, including the Trust, of $69,500 for the term April 1, 2026 to April 1, 2027, in substantially the form attached hereto, with such changes as the officers of the Trust, with the advice of counsel to the Trust, deem necessary or appropriate, such changes to be conclusively evidenced by the D&O/E&O Policy as executed by such officers, is approved by the entire Board and by a separate vote of a majority of the Independent Trustees; and

**FURTHER RESOLVED**, that the allocation of the premiums for the D&O/E&O Policy among the Trust and the other insured parties, based upon the Trust's proportionate share of the sum of the premiums that would have been paid if such policy were purchased separately by the insured parties, is reasonable and fair to the Trust; and

**FURTHER RESOLVED**, that the amount of the D&O/E&O Policy as presented is reasonable as determined by the entire Board, and by a separate vote of a majority of the Independent Trustees; and

**FURTHER RESOLVED**, that the officers of the Trust are each authorized to execute and deliver such documents as may be required to effectuate the foregoing resolutions, to pay any premiums as may from time to time be required under such D&O/E&O Policy, and to take such further action as may be required by application of laws, rules and regulations in connection with implementing any of the foregoing resolutions, and that any and all actions taken by any of them in connection with the foregoing on or prior to the date hereof are ratified and approved.

**Investment Company Bond and Financial Institutions Fidelity Bond**

**WHEREAS**, Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires each registered management investment company to maintain a fidelity bond against larceny and embezzlement, covering certain officers and employees of the investment company with access to the securities or funds of the investment company, in an amount prescribed by Rule 17g-1(d)(1); and

**WHEREAS**, the Trust is covered by the following fidelity bonds issued by Hartford Fire Insurance Company for the period from April 1, 2026 to April 1, 2027:

(a) an Investment Company Bond providing coverage against, among other things, larceny and embezzlement for the Trust and certain affiliated parties, including Procure Holdings, LLC, ProcureAM, LLC (the Trust's investment adviser), Procure Expertise LLC, Procure Innovation LLC, Procure ETF Trust I (inactive), Procure Active ETF Trust (inactive) and Procure Disaster Relief Recovery Strategy ETF (a terminated series of the Trust), in the amount of $750,000 (the "Investment Company Bond"), the binder for which is attached hereto; and

(b) a Financial Institutions Fidelity Bond providing coverage of the Trust and certain affiliated parties, including Community in Space LLC, Procure Expertise LLC, Procure Innovation LLC, Procure Space ETF, LLC, and ProcureAM, LLC (the Trust's investment adviser), in the amounts for the various coverages stated therein (the "Supplemental Fidelity Bond" and together with the Investment Company Bond, the "Fidelity Bonds"), the binder for which is attached hereto;

**WHEREAS**, the Board has reviewed the terms, scope, and coverage provided by each of the Fidelity Bonds and has determined that the Investment Company Bond satisfies the requirements of Rule 17g-1 under the Investment Company Act of 1940, the form and amount of the bonds are reasonable and accurate, the premium paid for such bonds are fair and reasonable, and the coverage provided by both bonds is in the best interests of the Trust and its shareholders;

**NOW, THEREFORE, BE IT RESOLVED**, that the Board, including a majority of the Independent Trustees, hereby authorize and direct the proper officers of the Trust to take such actions as may be necessary to renew the currently effective Investment Company Fidelity Bond, or to obtain a similar Investment Company Fidelity Bond, for the period April 1, 2026 to April 1, 2027 on terms and conditions comparable to those contained in the Investment Company Fidelity Bond with a $750,000 limit of liability for larceny and embezzlement and a $0 deductible payable by the Trust, and to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the investment Company Act of 1940; and

**FURTHER RESOLVED**, the Board, including a majority of the Independent Trustees, hereby authorize and direct the proper officers of the Trust to take such actions as may be necessary to renew the currently effective Supplemental Fidelity Bond, or to obtain a similar Supplemental Fidelity Bond, for the period April 1, 2026 to April 1, 2027 on terms and conditions comparable to those contained in the Supplemental Fidelity Bond with such coverages, limits of liability and deductibles payable by the Trust as stated therein and a premium under the Supplemental Fidelity Bond for both Fidelity Bonds of $2,712 payable by the Trust; and

**FURTHER RESOLVED**, that the actions of management with respect to obtaining the Fidelity Bonds for the Trust be, and they hereby are, ratified and affirmed; and

**FURTHER RESOLVED**, that each officer of the Trust shall be designated an officer pursuant to Rule 17g-1(h) and is authorized to make the proper filings with the U.S. Securities and Exchange Commission as required by Rule 17g-1; and

**FURTHER RESOLVED**, that the allocation of the premiums for the Fidelity Bonds among the Trust and the other insured parties, based upon the Trust's proportionate share of the sum of the premiums that would have been paid if such policy were purchased separately by the insured parties, is reasonable and fair to the Trust; and

**FURTHER RESOLVED**, that the amount of the Supplemental Fidelity as presented is reasonable as determined by the entire Board, and by a separate vote of a majority of the Independent Trustees; and

## Joint Surety Bond and Liability Insurance Agreement

**RESOLVED,** that the Joint Surety Bond and Liability Insurance Agreement, a form of which is attached hereto, with respect to the D&O/E&O Policy and the Fidelity Bonds is hereby ratified, approved and continued; and

**FURTHER RESOLVED**, that pursuant to Rule 17d-1(d)(7) under the Investment Company Act of 1940, the Board, including all of the Independent Trustees, hereby finds that the Trust's participation in the D&O/E&O Policy and the Fidelity Bonds on a joint basis consistent with the attached form of Joint Insurance Agreement (subject to such changes as counsel shall recommend) is in the best interests of the Trust; and

**FURTHER RESOLVED**, that the allocation of the premiums for the D&O/E&O Policy and the Fidelity Bonds among the Trust and the other insured parties, based upon the Trust's proportionate share of the sum of the premiums that would have been paid if such policy were purchased separately by the insured parties, is reasonable and fair to the Trust; and

**FURTHER RESOLVED**, that the actions of management with respect to obtaining the D&O/E&O Policy and the Fidelity Bonds for the Trust be, and they hereby are, ratified and affirmed.

The undersigned attests that the foregoing resolutions were adopted by the Board of Trustees of Procure ETF Trust II effective June 1, 2026.

## Coverage Period

The premium of $2,712.00 paid by the advisor covers the period April 1, 2026 through April 1, 2027.